FILE NO. 70-9463

            SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C.  20549

                     AMENDMENT NO. 1

                           to

                        FORM U-1
               APPLICATION/DECLARATION
                         under
   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Northeast Utilities				       	  Northeast Utilities Service Company
174 Brush Hill Avenue				        107 Selden Street
West Springfield, MA 01090-0010		Berlin, CT 06037

(Names of companies filing this statement and addresses of principal executive offices.)

                  NORTHEAST UTILITIES
          (Name of top registered holding company)

                    Cheryl W. Grise
           Senior Vice President, Secretary and General Counsel
                  Northeast Utilities Service Company
                     107 Selden Street
                     Berlin, CT 06037
             (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq. 				       	  William H. Cuddy, Esq.
Assistant General Counsel 				        Day, Berry & Howard LLP
Northeast Utilities Service Company			CityPlace I
107 Selden Street					               	Hartford, CT 06103-3499
Berlin, CT 06037


David R. McHale
Vice President and Treasurer
Northeast Utilities Service Company
107 Selden Street
Berlin, CT 06037

The Application/Declaration in this proceeding is amended as follows:

A. Paragraph 4 is deleted and replaced in its entirety with the following:

4.  A Right is not exercisable until the occurrence of certain
"triggering" events. The date upon which such events take place is the Distribution Date. The Distribution Date will not occur until the earlier of
(i) ten days after the first date of public announcement that a person or affiliated group (the "Acquiring Person") has obtained beneficial ownership of 15% or more of the Company's Common Shares or (ii) the tenth business day after the date of commencement of, or of the first public announcement of any person of his intention to commence, a tender or exchange offer which would result in beneficial ownership by any person or affiliated group of 15% or more of the Company's outstanding Common Shares

B. Paragraph 9 is deleted and replaced in its entirety with the following:

	9.	Any time after a person or group becomes an Acquiring Person and before any person owns 50% or more of the Common Shares, the Board has the option to exchange all or part of the outstanding Rights for Common Shares at an exchange ratio of one-to-one, or for common stock equivalents, debt securities or other assets, or any combination of the foregoing, having an aggregate value equal to the then current market price of one Common Share. Rights held by the Acquiring Person may not participate in this exchange.
This provides other shareholders with an opportunity to increase their stock ownership without having to pay in cash the Exercise Price of their Rights.

                          SIGNATURES

	Pursuant to the requirement of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1999

					NORTHEAST UTILITIES
					NORTHEAST UTILITIES SERVICE COMPANY


 				By  Name:  /s/David R. McHale
					     Title:   Vice President and Treasurer